Collected by Rockefellers and Guggenheims: Last new artist of 2024 Inbox ×

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hello Sam,

We're extremely excited to welcome our 10th new artist of 2024 to the Masterworks platform: Grace Hartigan. She's a renowned Abstract Expressionist painter, collected by the Rockefeller and Guggenheim collections, and was called "the most celebrated of the young American women painters" by Life magazine in the 50s.


New Artist!

We looked at *hundreds of artist markets this year*, but have only added 10 new artists to our collection. We've even passed on legendary names because we aim only to add new artists when we have conviction their market will grow long-term.

We're adding Hartigan to our collection because of her prestigious history of museum acclaim and because her market has just recently taken off as collectors have recognized the value of the female painters of her era.

Take, for example, Hartigan's record price of $1.4M set in '22. Compared to her female Abstract Expressionist contemporaries like Joan Mitchell and Helen Frankenthaler, that record price may have potential room to grow long-term, by nature of the lower initial starting point.

The Hartigan painting we're offering is one of her more sought-after early career works (from the 50s-60s), with important differences in composition. At just $382k, it's available at a price point that historically represents higher growth potential. It's often easier, generally, for a sub-$500k work to double in value than, say, a $1M-$5M work to double in value.

Learn more about Harigan here, or view the offering circular below.



Peggy Guggenheim with her Hartigan painting.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281